EXHIBIT 3.2

ARTICLE IV.

OFFICERS.

SECTION 1. Officers. The Policy Making Officers of the Corporation shall be appointed by the Board of Directors. The Board of Directors shall also appoint General Officers to manage the day-to-day business functions of the Corporation. Policy Making Officers shall have the authority to appoint other Assistant Officers to assist in the ministerial aspects of their area of responsibilities.

The Policy Making Officers of the Corporation shall include the Chief Executive Officer, the Chief Operating Officer (if any), the Chief Financial Officer, the President (if any), any Vice Chairman, any Senior Executive Vice President, any Executive Vice President, any Group Executive, any Managing Director, the General Counsel, the Chief Accounting Officer (if any), and the Treasurer The General Officers of the Corporation shall be any Senior Vice President, any Vice President, the Controller, the Chief Governance Officer (if any) and the Secretary. Any person holding the title of Chairman or Chief Executive Officer shall be a director of the Corporation.

The Board may from time to time designate, employ, or appoint such other officers and assistant officers, agents, employees, counsel, and attorneys at law or in fact as it shall deem desirable for such periods and on such terms as it may deem advisable, and such persons shall have such titles, only such power and authority, and perform such duties as the Board may determine.